HARRIS INSIGHT FUNDS TRUST
                                  (THE "TRUST")

                AMENDMENT DATED FEBRUARY 16, 2006 TO THE BY-LAWS

Article III, Section 1 is amended to read as follows:

     Section 1. Meetings. Meetings of the Shareholders of the Trust or a Series thereof shall be held as provided in the Declaration at such place within or without the Commonwealth of Massachusetts as the Trustees shall designate. Except as otherwise provided by the 1940 Act or other applicable law, thirty percent of the votes entitled to be cast shall constitute a quorum at any meeting of the Shareholders of the Trust or of a Series or Class thereof, but any lesser number shall be sufficient for adjournments. Any meeting of shareholders may, by motion of the person presiding thereat, be adjourned with respect to one or more matters to be considered at such meeting to a designated time and place when such adjournment is approved by a majority of votes entitled to be cast and represented at the meeting with respect to the matter or matters to be adjourned, whether or not a quorum is present, and without further notice. For the purposes of establishing whether a quorum is present, all votes represented at the meeting and entitled to be cast, including abstentions and broker non-votes, shall be counted. Any proxy may be revoked prior to a meeting or any adjournment thereof. A majority of the votes cast at a meeting at which a quorum is present shall decide any questions and a plurality shall elect a Trustee, except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or by the Trust's Declaration of Trust or these By-Laws.